EXHIBIT 5

OPINION OF KEATING, MUETHING & KLEKAMP, P.L.L.

March 27, 2002
Direct Dial: (513) 579-6411
Facsimile: (513) 579-6956
E-Mai Email: gkreider@KMKlaw.com

Ladies and Gentlemen:

      This firm is general counsel to Provident Financial Group, Inc. and, as such, we are familiar with Provident's Articles of Incorporation, Code of Regulations and corporate proceedings generally. We have reviewed the corporate records as to the registration of 500,000 additional shares of Common Stock and up to $25,000,000 in additional Deferred Compensation Obligations pursuant to the Provident Financial Group, Inc. Deferred Compensation Plan, as Amended and Restated effective January 1, 2001. Based solely upon such examination, we are of the opinion that:

      1.      Provident is a duly organized and validly existing corporation under the laws of the State of Ohio; and

      2.      Provident has taken all necessary and required corporate actions in connection with the proposed issuance of 500,000 additional shares of Common Stock and up to $25,000,000 in additional Deferred Compensation Obligations pursuant to the Plan and, the Common Stock, when issued and delivered, will be validly issued, fully paid and non-assessable shares of Common Stock of Provident free of any claim of pre-emptive rights.

      We hereby consent to be named in the Registration Statement. In providing this consent, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933 or that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours, KEATING, MUETHING & KLEKAMP, P.L.L. By: /s/ Gary P. Kreider Gary P. Kreider